November 18, 2021

Filed via EDGAR

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Templeton Income Trust (the “Registrant”), on behalf of its Series Templeton Emerging Markets Bond (the “Fund”)

File Nos. 033-06510 and 811-04706

Dear Ms. Marquigny:

On behalf of the Fund, submitted herewith under the EDGAR system is the Fund’s response to the additional comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on October 20, 2021 with regard to Amendment No. 68 to the Registrant’s registration statement filed with the Commission on July 30, 2021 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  The comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

1.               Comment:  The Staff continues to have concerns that the Fund’s proposed 80% test for the term “sustainable” allows the Fund to invest in a potentially greater universe of issuers than investors would reasonably expect the term “sustainable” to encompass. Please explain how the Fund applies exclusionary ESG filters on an absolute basis (versus a solely relative basis, as the top 80% test suggests) to cabin the scope of issuers reasonably meeting the Fund’s definition of “sustainable.”

Response:  As stated in previous responses, the Registrant respectfully submits that the term “sustainable” in the Fund’s name refers to the Fund’s investment strategy and does not describe a particular investment or issuer.  Furthermore, based on the relative ambiguity of the term “sustainable” and the fact that, when used in the investment management industry in the United States, the term “sustainable” often refers to a strategy, rather than a particular type of investment, the Registrant believes that a reasonable shareholder would not expect the Fund to invest in any particular investment or issuer (i.e., country) based solely on the Fund’s use of the term “sustainable” in its name.  The Commission has concurred with the fact that there is significant ambiguity as to what ESG terms relate, including the term “sustainability.”1  On July 7, 2021, Chairman Gensler, stated “[w]hen it comes to sustainability-related investing . . . there's currently a huge range of what asset managers might mean by certain terms or what criteria they use.”  In addition, the Commission and third-party industry sources often consider the term “sustainable” for purposes of a Fund’s investment to refer to an investment strategy, rather than defining a particular investment or issuer.2  For example, the Investment Company Institute stated that “sustainable investing is a strategy that uses ESG analysis as a significant part of the fund’s investment thesis to respond to investors’ objectives, accomplish ESG-related outcomes, and pursue investment returns.”3   In addition, the US SIF: The Forum for Sustainable and Responsible Investment considers “sustainable investing” to be “an investment discipline that considers environmental, social and corporate governance (ESG) criteria to generate long-term competitive financial returns and positive societal impact.”4  The CFA Institute also defines sustainable investing as balancing “traditional investing with environmental, social, and governance-related (ESG) insights to improve long-term outcomes.”5

1 For example, see U.S. Securities and Exchange Commission, Request for Comment (March 6, 2020).

U.S. Securities and Exchange Commission

November 18, 2021

Finally, there already are numerous registered mutual funds with the term “sustainable” in their name. These funds define “sustainable” differently, but the common theme among them is that the term “sustainable” references the investment manager’s investment strategy.  The following funds are a sample of funds with the term “sustainable” in their name where the term refers to an investment strategy:  American Century Sustainable Equity Fund,6 Artisan Sustainable Emerging Markets Fund,7 BlackRock Sustainable Low Duration Bond Fund,8 Brown Advisory Sustainable Bond Fund,9 Hartford Schroders Sustainable Core Bond Fund,10 Janus Henderson Sustainable Corporate Bond ETF,11 Nationwide Global Sustainable Equity Fund,12 Neuberger Berman Sustainable Equity Portfolio,13 Russell Sustainable Equity Fund,14 Transamerica Sustainable Bond Fund,15 UBS International Sustainable Equity Fund16 and WCM Sustainable Developing World Fund.17

Based on the ambiguity of the term “sustainable” and the understanding in the industry that “sustainable” typically refers to a fund’s investment strategy, the Registrant believes that a reasonable shareholder would not expect the Fund to invest in any specific “universe of issuers” based solely on the inclusion of the term “sustainable” in the Fund’s name.  Furthermore, because the Fund also has the term “emerging markets” in its name and, therefore, invests at least 80% of its assets in emerging markets countries, the Registrant believes that it would be unlikely that a shareholder would expect the Fund to invest in countries that excel in all or most areas of ESG when considering that emerging market countries typically do not excel in ESG-related achievements due to disparities in economic resources as compared to more developed countries.  The Registrant believes that, if a reasonable shareholder expects anything from a fund, especially an emerging markets fund, with the term “sustainable” in its name, he or she would expect the fund to employ a sustainable investment strategy.  The Fund’s sustainability investment strategy is clearly defined in its prospectus.

4550426v.2

2 See Risk Alert  - April 2021 “This Risk Alert uses the term ‘ESG’” in the broadest sense to encompass terms such as ‘socially responsible investing,’ ‘sustainable,’ ‘green,’ ‘ethical,’ ‘impact,’ or ‘good governance’ to the extent they describe environmental, social, and/or governance factors that may be considered when making an investment decision.”)

3 See “Funds’ Use of ESG Integration and Sustainable Investing Strategies: An Introduction,” Investment Company Institute, July 2020.

4 See https://www.ussif.org/sribasics.

5 See https://www.cfainstitute.org/en/research/esg-investing/sustainable-investing.

6 See https://www.sec.gov/ix?doc=/Archives/edgar/data/100334/000010033421000026/ck0000100334-20201031.htm.

7 See https://www.sec.gov/ix?doc=/Archives/edgar/data/935015/000119312521020845/d43626d485bpos.htm#xx_bbae225d-1009-4963-8712-46ace23ce035_1.

8 See https://www.sec.gov/ix?doc=/Archives/edgar/data/1738078/000119312521299869/d151095d485bpos.htm.

9 See https://www.sec.gov/ix?doc=/Archives/edgar/data/1548609/000089418921007672/ck0001548609-20210630.htm.

10 See https://www.sec.gov/ix?doc=/Archives/edgar/data/49905/000119312521327901/d232377d485bpos.htm.

11 See https://www.sec.gov/ix?doc=/Archives/edgar/data/1500604/000119312521266391/d177129d485bpos.htm.

12 See https://www.sec.gov/ix?doc=/Archives/edgar/data/1048702/000119312521047532/d119950d485bpos.htm#xx_517920e5-b163-402c-b152-ce6cd19cfa39_1.

13 See https://www.sec.gov/ix?doc=/Archives/edgar/data/736913/000089843221000295/nbamt-20210420.htm#xx_a17b77f7-e364-49a5-87ae-269b8f5a64d7_1.

14 See https://www.sec.gov/ix?doc=/Archives/edgar/data/351601/000119312521061230/d88551d485bpos.htm#xx_01b9400b-1b40-49d0-9787-786fdf7df417_6.

15 See https://www.sec.gov/ix?doc=/Archives/edgar/data/787623/000119312521059609/d47353d485bpos.htm#xx_c13d88c3-352d-48cb-a3ca-8cba43a5cb38_1.

16 See https://www.sec.gov/ix?doc=/Archives/edgar/data/886244/000110465921131138/tm2125134-1_485bpos.htm.

17 See https://www.sec.gov/ix?doc=/Archives/edgar/data/1318342/000139834421017899/fp0068118_485bpos-ixbrl.htm.

U.S. Securities and Exchange Commission

November 18, 2021

With respect to exclusionary criteria, the Registrant revised the prospectus to reflect additional exclusionary criteria, as reflected in Attachment A, to include that the Fund excludes: (i) the poorest performers in each of the environmental, social or governance categories based on current scores until the exclusions reach 20% of the Investible Universe; and (ii) government bonds of countries that have been sanctioned by the Office of Foreign Asset Control, the European Union or the United Nations.

As a final note, as described in the Fund’s prospectus, the Fund’s investment strategy emphasizes the current and projected sustainability efforts of emerging market countries in certain ESG categories, which substantially overlap with the United Nation’s Department of Economic and Social Affairs’ Sustainable Development Goals to the extent that such goals can apply to countries (as opposed to corporations).18

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Lori A. Weber

Lori A. Weber

Co-Secretary and Vice President

4550426v.2

18 See https://sdgs.un.org/goals.